EXHIBIT 99.1

SPORT CHALET, INC.

Moderator: Craig Levra
September 2, 2009
8:30 am PT

Operator:    Good morning. My name is Susanne and I will be your conference operator today. At this time, I would like to welcome everyone to the Options conference call. All lines have been placed on mute to prevent any background noise.

If you should need assistance during the call, please press star then 0 and an operator will come back online to assist you. Today we have Mr. Howard Kaminsky and Mr. Craig Levra joining us for the call. Mr. Levra, go ahead.

Craig Levra:  Thank you, Susanne. Good morning, everyone. Howard is on the line as well and in our offices in La Canada and I’m in Vacaville, California this morning so we appreciate you joining us today.

All of you as option holders of our company should have received the communication from Steve Teng and we’re going to spend a little bit of time this morning reviewing that communication, trying to explain to you some points that I think are very important for you to understand.

This is a one-way call, and the reason it’s a one-way call unlike our manager conference calls where you’re able to type-in questions or send questions in, is everything I say or Howard says today is transcribed and then made available to the public. So this is a public presentation just like our stockholders’ meeting and so many other things that we do when we speak publicly about our company.

However, obviously because all of you are option holders, we wanted to make sure that you had a chance to hear individually from us, so as we go through and you think of questions, write them down and then at the conclusion or later on as you review the documentation, send your questions to Steve Teng at sportchalet.com. His address is on the document and Steve will collect your questions and if need be, we’ll have a follow-up communication with everyone to address any concerns or any questions or something’s not crystal clear in your mind.

So with that, let’s go to the August 27 communication that Steve Teng sent out and as you know, back on the 10th of this month, we announced the stock option exchange program. That is subject to our stockholder approval that will increase your ability to share in our success that’s in front of us.

We are going to allow all option holders except for a very few to return previously-granted options that are underwater to get new options of Class A common stock - fewer new options - but at a market price that’s more reflective of where the price is today.

Now there are some notes on the general terminology about the exercise and exercise price and market price. NASDAQ and the SEC, I know all that you’re familiar with.

But all of this is done with a great deal of scrutiny. And we want to do everything perfectly as it relates to requirements by the federal government as well as NASDAQ, and most importantly be totally fair to our existing stockholders, the people who have invested their money in Sport Chalet since we went public in 1992.

One term to really understand and be clear about is the last one and that’s vesting and if you’re looking on your document, vesting is really the number of shares that are available to be exercised at a price that typically increases as time passes according to the schedule.

So a stock option for 500 shares with a two-year vesting period at 50% per year, we’d vest 250 shares on the first anniversary of the grant date and another 250 shares on the second anniversary of the grant date.

And if you had a stock option for 500 shares with a five-year vest, then clearly 100 shares per year beginning on the first anniversary of the grant date all the way through till the 5th anniversary. You’d get a hundred shares per year so that’s how the vesting works.

With this timeline, we will - and it also has to weave in, in terms of overall company performance, and when we announce that - starting on the 12th of this month, we have what’s called a blackout period.

And that basically says that anybody who owns Sport Chalet stock - that’s a company employee or company insider in any way - is prohibiting from buying and selling stock because you’ll have a better picture of how the quarter’s going to go so that’s when a blackout period starts.

That blackout period ends on November the 6th and that’s two days after we issue our 2nd Quarter press release and that would be if we so choose the earliest date of the grants of the new options for the employee stock option exchange program.

Now the 15th of this month, we have our stockholders’ meeting and that’s where we’ll be seeking approval from our stockholders to go ahead with this plan. As you know on the 27th of September, our 2nd Quarter comes to an end; that’s our fiscal quarter close.

We’ll begin the election period on the 1st of October and then we’ll end about the middle of October. We issue our press release and then we go on to the earliest possible date. From a standpoint of questions, why are we doing this, number 1? You know, we - when the company granted stock options to each one of you, we really looked at that as a way to incentivize you to put the best interest of the long-term future of our company at hand.

As you know, we’ve never been a company that prides itself on short-term objectives and rewarding really on short-term objectives. For us, it’s always been about the long term. It doesn’t mean the short term isn’t critical because as we know, a short-term miss can really get us and short-term success can help us.

But the whole nature of our conversation at Sport Chalet has always been look to the future, build for the future, and make choices - all of us - that are going to benefit the company the greatest in future years to come. And we’ve proven that year after year with all the investments we’ve made in people and technology and new markets and new sales opportunities and all of the rest.

So providing options is a great way to cement our forward-looking strategy with the incentives that we would provide all of you to act in the best interest of the company long-term.

Now, why do we need the stockholder approval? Our 2004 plan specifically states along with NASDAQ which is the market we trade on that we have to provide or get approval in advance before we exchange these options.

We are hopeful that the option exchange program passes. We believe that it will. If it does not pass for any reason, then we cannot offer the program and the options that you have will remain in effect on the current terms and conditions.

We are making all employees with options for Sport Chalet A shares eligible for this program except for our board of directors, Howard Kaminsky and myself. And we specifically eliminated this group of individuals because we wanted to make sure that the program was designed to take care of all of you and to make sure that you understood there was proper incentives to go forward, and there would be no question we were doing this to benefit any of us on the board, or Howard personally.

So we believe this will make it easier to get the approval that we’re asking for from our stockholders. Now this is a voluntary program. If you choose not to participate, that’s entirely your call.

We cannot under Securities and Exchange Commission regulations influence or advise you, to tell you what to do.  We can tell you how to do it, but we cannot in any way nor can any officer of the company or any employee give instructions that influence your decision.

We can present all the facts to you and then you have to make the choice. There’s nothing that you have to do right now to get ready because once the option exchange program is approved, then we’ll get more details out to you including how many options you have and what the exercise prices are. And that’ll begin to have you start the process on your own of determining what’s going to be the right choice for you.

Many of you that have been with us for a while longer own Class B common stock options. That’s not part of the program. It’s not part of the program because the number outstanding is not a big number and excluding them reduces the cost of the program and it makes the program less complicated.

So again, the compensation committee and the board of directors recommended and we agreed that we would exclude Class B common stock options.

Now, if you own options, and many of you do, that are already vested - in other words, you may have been given some options in prior years and you’re already in the vesting period and you have the right to tender those options or to execute those options - you have the right to turn those options back in.

And what’s really good about this opportunity is that all new options that are part of this program will vest over two years at 50% per year so many of you had options that vested at five years.

Some of you had options that vested at four years - a few of you maybe at three years - but all of these should you elect to participate will vest in a two-year period so from the day we go, 50% one year later and 50% two years later from that date.

Now one of the unique things about this program and something for you to consider, is it’s not an all-or-nothing deal. So you have to look at each option grant that you’ve been given by the company and look at the price and then determine on a grant-by-grant basis, should you participate or not, so you don’t have to say I’m going to go all in or I’m going to go all out.

It can be option by option by option and decide yes, I want this in or no, I do not. The good news is you have the flexibility to do that. You can’t say if you were given 500 options on a particular date, I’m going to put 250 in and keep 250 out.

It’s not designed to work that way. If you have 500 on a certain date, you have to decide I’m going to put that 500 in and tender them for new options or I’m going to elect to keep them, so that - I want to make sure that’s clear to everybody.

Here’s a big question. We’ll talk about this a little bit later. Why would the exchange ratio not be one-for-one? In other words, if I have 500 A options, why am I not going to be offered that appears today 500 new A options and the answer is complicated but it’s also very simple.

What we wanted to do was make sure that the value that exists today is the same value that exists in the future and how you determine the value of an option is by using a method called the Black Sholes method and most public companies use this method to determine the value of an option.

What the Black Sholes method does is it looks at the volatility of the stock - in other words, how much fluctuation is there day-to-day, week-to-week, month-to-month and year-to-year of a stock price; it also looks at the vesting period and it also looks at the likelihood of this stock increasing or decreasing in value.

And typically the range - it almost looks like a cone on a piece of paper - the range is out there and that Black Shoals method allows us to determine what the number is.

If it was a straight one-for-one, in other words, let’s say you had A options at $10 a share and on the date we were going to say those A options are now $2 a share, clearly the value given would be much greater than the value owned today given where our stock price is today.

That simply won’t work because we’ve agreed to use the Black Sholes method for valuation, number one. Number two, we do not want to in any way upset the balance of what current stockholders have, people who have invested money into our company. And we also agreed in working with our board of directors that we would exercise a ratio that did not create any significant increase in costs to our company.

Because today as you know, under accounting rules we have to expense all the options given whether the options are underwater - in other words, the options are higher than the current stock price - or they’re in the money which means the options are less than the current stock price.

We agreed that we would keep it relatively cost-neutral in terms of what we’re currently paying versus what we would pay in the future from a pure expense standpoint.

Now, when will the options expire? Six years. Typically, most of you have options that expire 10 years. These will go in six years from the grant date. Another key question, you know, why will you be asked to make an election before the exact price is determined?

Again, that’s really strictly due to accounting and tax issues. We cannot at this point add additional compensation charges to the company’s earnings and at the same time, you don’t want to have incremental tax consequences to yourself personally.

Some of you may have that if we’re able to set the price early. That’s just not how the program works. You have to decide what you think the price will be in the future and whether or not you want to participate and then check the box yes or no.

Once you surrender the options, you cannot get them back. You’ll be in on the new program at the new price and ready to go and as we talk about here on the question about taxes, this is treated as a non-taxable exchange and for U.S. federal income tax purposes, there should be no change in what you current pay on taxes today.

I think it’s pretty clear that a lot of work has gone into this, and we’re excited to be able to offer it to all of you. Because we do think going through the extraordinary times that our future ahead is extremely bright and we want you here and we want you to participate in our future and continue to be great leaders and great representatives of Sport Chalet.

Important question listed, does this indicate a lack of confidence about our price going in the future? Of course not. We’ve seen some changes in the stock price, even if you look back over the past six months and how much that stock price has changed for the better.

So we certainly are taking all the right steps - I’m sure you would agree - to be able to emerge from this tremendous economic storm that we find ourselves in a much stronger, much more focused company. And we want to make sure that those of you that received options in the past and have been part of our growth, that your options that are getting ready to expire do not expire.

We want you all to be here and again, I believe in the future of our company and we think this is an exciting way to be able to look towards the future and be able to participate in the upside that’s going to come to pass as we move forward. Let’s walk through a couple of examples.

Let’s go to the economic value comparison. So one of the things that is going to be very important for you individually as you go through and look at what the right choice is for you is Steve and Howard put together some examples on old options to new options and try to help you determine what the right choice is for you.

So on example number 1, we put up 1000 old options that were granted at a price of $4.68 that could be exchanged for 500 new options granted at a price of $1.50. In this example, the lines intersect when the stock price hits $7.86 as you can see.

The old options - the ones that were given originally, 1000 old options - have a higher value than the new ones when the stock price gets above $7.86. And the new options that would be offered would have a higher value than the old options when the stock is below $7.86. And so that’s just one example of what each of you could believe our future stock price would ultimately become.

Example 2 is a little bit different. There’s 1000 stock options granted at a price of $7.98 compared to a value of 500 new options granted an exercise price of $1.50 and in this case, the old options and the new options at equal value when the price gets to $14.46 per share.

Above that number, the old options have more value. Below that number, the new options have more value and I think these examples are pretty self-explanatory in terms of helping you reach a good choice on what the best thing would be to do for yourself and your family.

Example number 3, again just another way to look at it - $6.35 versus $1.50. the equal value takes place at $11.20, the decision you have to make as you receive the information from Steve Teng is where do you believe the future stock price will go and what’s going to be the best choice for you.

This option program - again has to be approved by the shareholders and we’ll know their decisions at the conclusion of our shareholder meeting on the 15th of September.

If it passes - if this resolution passes and it’s proposal number 3 in your proxy statement that you should have received in the mail by now or you can certainly look it up online - proposal number 3 goes into great detail of what this program’s all about and what we’re doing about it but the shareholders do vote on it.

And if they so choose to allow us to execute this proposal, then we’ll get communication out to you that indicates the number of options you have outstanding, what their vesting price or the exercise price is and when they vest. And you’ll be able to again very thoroughly go through that, compare what you have to these three examples, give that some thought, talk to your family and make a choice that would be right for you.

So clearly we think this is a great step forward for our company. We think this is a great way to recognize and reward all of your hard work and your commitment to doing whatever it takes to get Sport Chalet through this tough economic climate that all companies are experiencing, and to get positioned very well for the future.

We’ve asked a lot out of you over this last year and we’re going to continue to ask a lot out of you, the times dictate that. There’s no other reason other than that but certainly we’re on the right path.

We recognize the fact that we’re on the right path. We want to reward you for helping keeping us on the right path and pointing us directly towards the future in a very positive and proactive way.

You were granted options originally because you have a key leadership role in our company, and you were granted options because we wanted you here and wanted you to be part of our success and wanted you to work hard to make us successful. And so that’s recognizing the fact that many of those options now do not have nearly the value they had when they presented to you.

We clearly thought the right thing to do was to go back and ask our board and they agreed to revalue those options and how we will ask our shareholders for approval and we’ll know the answer on September the 15th, so Howard, - is there anything I left out that you want to add?

Howard Kaminsky:   A couple of things that I’ll emphasize, this is complex. The rules we have to follow are for tender offers which is typically when you’re buying a company and it happens to be the rules this falls under.

Questions, send you questions, either e-mail them to Steve Teng or you can call him. His number is 818-949-5371 and to the extent that any of these questions need clarification or we hear different questions, we will publish another Q&A like we did here at some point in the future.

The graphs you see here - we also have a spreadsheet to enter individual information. We just haven’t figure out whether we’ll be allowed to distribute that to everyone or not but we’re going to try to do that.

Craig Levra:   Okay,  we appreciate you taking the time this morning to join us. We hope this explanation has been helpful. If it’s not clear, don’t worry. Send Steve your questions and if we need to, we will come back and do this again and answer a different set of questions and make sure that you’re fully comfortable with what we’re proposing and have all the information that you need to make an informed choice and do the right thing.

So we appreciate your time today and we’re very excited to be able to offer this to you and we’ll look forward to working hard to gain approval on the 15th of September, so thanks very much everyone and good luck today in sales and let’s have a great Labor Day weekend. Thanks for joining us today. Goodbye.

Operator:   This concludes today’s conference call. You may now disconnect.

END